UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

StatoilHydro ASA

(Name of Issuer)

Ordinary shares, nominal value of NOK 2.50 each

(Title of Class of Securities)

85771P102**

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number is for the related American Depositary Shares. The ordinary shares are not listed for trading in U.S. markets and have not been assigned a CUSIP number.

CUSIP No. 85771P102

1.	Names of Reporting Persons Kingdom of Norway, Ministry of Petroleum & Energy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,992,959,739

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,992,959,739

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,959,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 62.5%(1)

12.	Type of Reporting Person (See Instructions) 00

(1) Based upon 3,186,451,890 ordinary shares outstanding as of December 31, 2007, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 9, 2008.

CUSIP No. 85771P102

Item 1.
	(a)	Name of Issuer StatoilHydro ASA
	(b)	Address of Issuer’s Principal Executive Offices Forusbeen 50, N-4035 Stavanger, Norway

Item 2.
	(a)	Name of Person Filing Kingdom of Norway, Ministry of Petroleum & Energy
	(b)	Address of Principal Business Office or, if none, Residence Einar Gerhardsens plass 1 Portbok 8148 Dep, 0033 Oslo, Norway
	(c)	Citizenship Norway
	(d)	Title of Class of Securities Ordinary shares, nominal value of NOK 2.50 each
	(e)	CUSIP Number 85771P102**

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

**   This CUSIP number is for the related American Depositary Shares. The ordinary shares are not listed for trading in U.S. markets and have not been assigned a CUSIP number.

CUSIP No. 85771P102

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,992,959,739
(b) Percent of class: 62.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,992,959,739
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,992,959,739
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 85771P102

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kingdom of Norway, Ministry of Petroleum & Energy

June 6, 2008
Date
/s/ Johan A. Alstad
Signature
Johan A. Alstad, Deputy Director General
Name/Title